REITLER
BROWN &
ROSENBLATT llc
ATTORNEYS AT LAW

Amendment 5 to
Transmittal + Response
sent to CSD for
edgarization
2/27/07 EHY

1 st Floor
2-7604
09-3050
71-5500

February 28, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re: **Churchill Ventures Ltd.**
      Registration Statement on Form S-1
      Pre-Effective Amendment No. 5
      File No. 333-135741

Ladies and Gentlemen:

On behalf of our client, Churchill Ventures Ltd., a Delaware corporation (the *"Company"*), we transmit simultaneously herewith for filing under the Securities Act of 1933, as amended (the *"Exchange Act"*), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-135741) (the *"Registration Statement"*), together with certain exhibits thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Registration Statement.

We are in receipt of the letter, dated February 27, 2007 (the *"Comment Letter"*), from John Reynolds, Esq., Assistant Director of the Securities and Exchange Commission (the *"Commission"*), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto.

Comment Number	Page Number	Response
1	2, 42	The referenced disclosure has been amended in the Registration Statement to provide that the Company will not engage in any business combination in which it does not acquire in excess of 50% of the outstanding voting securities of the target business. The Company believes that such disclosure, as amended, is consistent with the

Securities and Exchange Commission
Re: Churchill Ventures Ltd.
February 28, 2007
Page 2 of 3

Comment Number	Page Number	Response
		amended and restated certificate of incorporation. As a result of the foregoing, the Company believes that the requested risk factor is not required.
2	12, 37	The referenced disclosure has been amended to provide that the board of directors shall prepare, or cause to be prepared on its behalf by third parties, a formal valuation and quantitative analysis in connection with any business opportunity to be presented to stockholders for approval.
3	NA	As a result of the revisions made in response to Comment 2, the Company believes that Comment 3 is moot.
4	35	[TO BE PROVIDED FOLLOWING DISCUSSIONS WITH SEC STAFF]
5	65	The referenced disclosure is set forth under the heading "Underwriting –Directed Unit Program".
6	Na	A currently dated consent of the independent accountants has been included with Pre-Effective Amendment No. 5.
Closing Comments	Na	The Company takes notice of the Closing Comments.

The Company wishes to bring to the attention of the staff that the Company has also amended the disclosure throughout the Registration Statement to provide that in the event that the Company's initial business combination should be approved and completed, public stockholders voting against such business combination would be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then in the trust account, including deferred underwriting discount and interest income earned on the trust account (net of income taxes and up to $1.35 million of the interest which may be released to the Company to cover a portion of its operating expenses). The determination to include, rather than exclude, the deferred underwriting discount has been requested by the underwriter.

Securities and Exchange Commission
Re: Churchill Ventures Ltd.
February 28, 2007
Page 3 of 3

Please contact the undersigned if we may be of assistance.

Sincerely,

Robert Steven Brown

cc: Michael Karney, Esq.
        John Reynolds, Esq.
        Pam Howell, Esq.
        Angela Halac